HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 OCT 18 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 8 October 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07027387

082-03638

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We enclose herewith copies of the Announcements dated 21 September 2007 and 5 October 2007 of the Company (both English and Chinese Version) in relation to adjustment of conversion price of the convertible bonds and result of Special General Meeting respectively for you filing under ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Richard Lui
Deputy Managing Director
& Company Secretary

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Encls.

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT

The Company announces that, pursuant to the terms of the instrument constituting the Convertible Bonds, the conversion price of the Convertible Bonds will be adjusted from HK$0.81 per conversion Share to HK$0.67 per Conversion Share as a result of the Bonus Issue of Shares approved by the Shareholders at the special general meeting of the Company held on 10 September 2007 with effect from 24 September 2007, being the date of issue of the Bonus Shares.

Reference is made to the results announcement of the Company dated 27 July 2007 and the circular of the Company dated 24 August 2007. As at the date of this announcement, the Company has outstanding Convertible Bonds in the aggregate principal amount of HK$706,698,786.00.

The Company announces that, pursuant to the terms of the instrument constituting the Convertible Bonds, the conversion price of the Convertible Bonds will be adjusted from HK$0.81 per conversion Share to HK$0.67 per Conversion Share as a result of the Bonus Issue of Shares approved by the Shareholders at the special general meeting of the Company held on 10 September 2007 with effect from 24 September 2007, being the date of issue of the Bonus Shares. The adjustments were made in accordance with the terms and conditions of the instrument constituting the Convertible Bonds.

DEFINITIONS

The following terms are used in this announcement within the meanings set opposite them:–

"Bonus Issue"	the issue of the Bonus Shares on 24 September 2007 to Shareholders pursuant to the resolution of the Shareholders passed on 10 September 2007
"Bonus Shares"	the 667,624,586 new Shares issued by way of Bonus Issue by the Company
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited;
"Convertible Bonds"	the 2% convertible bonds of the Company due 2011 with aggregate outstanding principal amount of HK$706,698,786.00
"Conversion Shares"	new Shares which falls to be issued by the Company pursuant to exercise the conversion rights attached to the Convertible Bonds
"Share(s)"	Share(s) of a nominal value of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

For and on behalf of the board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21 September 2007

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

公佈

本公司謹此宣佈，鑑於發行紅股股份已於二零零七年九月十日舉行之本公司股東特別大會上獲股東批准，可兌換債券之初步兌換價已根據構成可兌換債券之文據之條款將由每股兌換股份0.81港元調整至每股兌換股份0.67港元，自二零零七年九月二十四日(即發行紅股之日)起生效。

謹此提述日期為二零零七年七月二十七日之本公司之業績公佈及日期為二零零七年八月二十四日之本公司通函。於本公佈日期，本公司有本金總額為706,698,786.00港元之尚未償還可兌換債券。

本公司謹此宣佈，鑑於發行紅股股份已於二零零七年九月十日舉行之本公司股東特別大會上獲股東批准，可兌換債券之兌換價已根據構成可兌換債券之文據之條款將由每股兌換股份0.81港元調整至每股兌換股份0.67港元，自二零零七年九月二十四日(即發行紅股之日)起生效。該項調整乃根據構成可兌換債券之文據之條款及條件作出。

* 僅供識別

釋義

下列詞彙於本公佈內具有其對應之涵義：－

「發行紅股」	指	根據於二零零七年九月十日通過之股東決議案，於二零零七年九月二十四日向股東發行紅股
「紅股」	指	本公司以發行紅股方式發行之667,624,586股新股份
「本公司」	指	錦興集團有限公司（股份代號：275），一家於百慕達註冊成立之有限公司，其已發行股份於香港聯合交易所有限公司主板上市
「可兌換債券」	指	本公司尚未償還本金總額為706,698,786.00港元於二零一一年到期之2厘可兌換債券
「兌換股份」	指	本公司須根據隨附於可兌換債券之兌換權獲行使而發行之新股份
「股份」	指	本公司股本中每股面值0.01港元之股份
「股東」	指	股份持有人

於本公佈日期，本公司董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年九月二十一日

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RESULT OF THE SPECIAL GENERAL MEETING

The board of Directors ("Board") is pleased to announce that, at the SGM held on 5 October 2007, the ordinary resolution (the "Resolution") regarding the transactions contemplated under the Placing Agreement and the Subscription Agreement was duly approved by way of poll.

Reference was made to the circular dated 17 September 2007 (the "Circular") issued by Hanny Holdings Limited (the "Company"). Terms used herein shall have the same meanings as those defined in the Circular unless otherwise stated.

The Board is pleased to announce that the Resolution was duly passed at the SGM held on 5 October 2007 by way of poll. As at the date of the SGM, the total number of Shares in issue was 4,005,747,518 Shares. As stated in the Circular, ITC, Dr. Chan and their respective associates who in aggregate held 2,042,647,052 Shares as at the date of the SGM (representing approximately 50.99% of the total issued Shares) according to the Company's record, were required to and did abstain from voting. Accordingly, a total of 1,963,100,466 Shares (representing approximately 49.01% of the total issued Shares) held by the Shareholders were entitled to attend and vote at the SGM to approve the Resolution. No Shareholder was entitled to attend but was required to vote only against the Resolution at the SGM.

Set out below is the result of the voting taken on a poll at the SGM:

	Number of Shares voted (%) *(Note)*	
	For	**Against**
Ordinary Resolution	187,024,474 (98.31%)	3,216,000 (1.69%)

Note: The percentages show the number of votes cast as a percentage of the total number of Shares held by the holders who attended in person, by proxy or corporate representative and were entitled to vote on the Resolution at the SGM.

Accordingly, the Resolution was duly passed by way of poll at the SGM. Tricor Secretaries Limited, the branch share registrar of the Company in Hong Kong, was appointed to act as the scrutineer for the vote-taking at the SGM.

As at the date of this announcement, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

For and on behalf of the Board of
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 5 October 2007

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

股東特別大會結果

董事會(「董事會」)欣然宣佈，於二零零七年十月五日舉行之股東特別大會上，有關配售協議及認購協議及其項下擬進行之交易之普通決議案(「決議案」)已按數票方式獲正式批准。

玆提述錦興集團有限公司(「本公司」)寄發日期為二零零七年九月十七日之通函(「該通函」)。除文義另有所指外，本公佈所用詞彙與該通函所界定者具有相同涵義。

董事會欣然宣佈，決議案已於二零零七年十月五日舉行之股東特別大會上以數票方式獲正式通過。於股東特別大會日期，已發行股份總數為4,005,747,518股股份。誠如該通函所述，根據本公司記錄，於股東特別大會當日合共持有2,042,647,052股股份(相當於已發行股份總額約50.99%)之德祥、陳博士及彼等各自之聯繫人士須放棄投票，並已放棄投票。據此，合共持有1,963,100,466股股份(相當於已發行股份總額約49.01%)之股東有權出席股東特別大會，並於會上就批准決議案投票。概無有權出席大會之股東僅可於股東特別大會投票反對決議案。

* 僅供識別

END

以下為於股東特別大會以數票方式進行投票之表決結果：

	投票股份數目 (%)（附註）	
	贊成	**反對**
普通決議案	187,024,474 (98.31%)	3,216,000 (1.69%)

附註：百分比顯示投票票數佔親身出席或由受委代表或法人團體代表出席股東特別大會並有權就決議案投票之持有人所持股份總數之百分比。

據此，決議案已於股東特別大會上以數票方式正式通過。本公司之香港股份過戶登記分處卓佳秘書商務有限公司已獲委任為股東特別大會進行點票之監票人。

於本公佈日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年十月五日